SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	“ORIX Signs Letter of Intent to Acquire Majority Interest (Consolidation) in Hilco Global”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 12, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

ORIX Signs Letter of Intent to Acquire Majority Interest (Consolidation) in Hilco Global

TOKYO, Japan – May 12, 2025 – ORIX Corporation (“ORIX”) announced today that its group company in the U.S., ORIX Corporation USA (“OCU”), has decided and entered into a nonbinding Letter of Intent on May 9th with Hilco Trading, LLC, (D/B/A “Hilco Global”), a U.S. based global financial services firm, to acquire a majority stake in Hilco (the “Acquisition”). ORIX will proceed with negotiations toward executing a definitive binding agreement reflecting the terms of the Letter of Intent. Details of any definitive binding agreement relating to the Acquisition will be disclosed if and when it is decided. Hilco Global is expected to qualify as a Specified Subsidiary under Japanese regulations when the acquisition is completed.

1. Background and Objectives of the Acquisition

OCU has significantly expanded its U.S. asset management arm in recent years as it has turned its focus towards fundraising third-party capital in addition to OCU’s balance sheet.

Hilco Global, headquartered in Northbrook, Illinois, U.S.A., is a leading global financial services firm and preeminent authority on maximizing the value of assets for both healthy and distressed companies. This Acquisition is poised to accelerate OCU’s growth by bringing valuation advisory and asset-based lending capabilities to complement and expand OCU’s middle-market credit platform.

2. Overview of Company to be Acquired

(1) Name	Hilco Trading, LLC D/B/A/ Hilco Global
(2) Location	5 Revere Drive, Suite 206, Northbrook, Illinois 60062 USA
(3) Name and job title of representative	Jeffrey B. Hecktman, Executive Chairman and Chief Executive Officer
(4) Date of establishment	1987
(5) Business description	Provider of valuation, liquidation, and asset-backed capital solutions
(6) Capital	USD 348 million (as of December 31, 2024)
(7) Relationship with ORIX	Capital Relationship	None
	Personal Relationship	None
	Business Relationship	None

3. Details of Sellers

The current majority members of the Company and counterparties to the Acquisition are various members of the management team as the primary sellers, including Jeffrey B. Hecktman, and their affiliated entities.

4. Acquisition Method, Investment Details and Timing

OCU, via a wholly-owned subsidiary, intends to acquire a majority stake in Hilco Global. Currently, the price and acquisition schedule are under discussion. We will update this information accordingly when these details are determined.

5. Future Outlook

This Acquisition is subject to the execution of a definitive agreement reflecting the terms of the Letter of Intent, including employment agreements with key management personnel. ORIX plans to promptly announce details regarding the definitive agreement if and when it is decided.

Once the Acquisition is completed, Hilco is expected to qualify as the Specified Subsidiary (as defined in Cabinet Office Order on Disclosure of Corporate Affairs of Japan) in terms of the capital amount; however, the impact on ORIX Group’s consolidated financial results is expected to be immaterial.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About Hilco Global:

Hilco Global is a privately held diversified financial services company and the world’s preeminent authority on maximizing the value of assets. Hilco Global delivers customized solutions to undervalued, high-potential companies to resolve complex situations and enhance long-term enterprise value. The firm delivers a unique blend of restructuring and principal investing (both equity and credit) solutions across the retail, commercial industrial, real estate, manufacturing, brand, and intellectual property sectors. For 38 years, Hilco Global has operated as a holding company for more than twenty specialized business units that act as an advisor, agent, or principal in diverse transactions. Currently, the company has $3 billion in assets under management. Hilco Global works to deliver the best possible result by aligning interests with clients and providing strategic advice and, in many instances, the capital required to complete the deal. Hilco Global is based in Northbrook, Illinois and has more than 770 professionals operating on five continents. Visit www.hilcoglobal.com.

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2025).

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the ORIX’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.